EXHIBIT 99.1

FreeSeas Announces 2009 Fourth Quarter and Year End Financial Results

Financial Highlights

  Q4 2009 operating revenues of $14.5 million; net loss of $363,000, or $0.01 per share; adjusted net income of $89,000; or $0.00 per share excluding non-cash unrealized gain from swap, stock-based compensation expense and write-off of financing fees
  YE 2009 operating revenues of $57.5 million; net income of $6.9 million, or $0.27 per share; adjusted net income of $6.9 million; or $0.27 per share excluding non-cash unrealized gain from swap, stock-based compensation expense and write-off of financing fees

PIRAEUS, Greece, March 8, 2010 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas'' or the "Company''), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today financial results for its fourth quarter and year ended December 31, 2009.

Mr. Ion Varouxakis, Chairman and CEO, noted, "2009 was a challenging year for the global economy, yet the steady increase in daily dry bulk charter rates over the course of the year is an indication that the overall market has stabilized and is on an upward trend. During this economic downturn, we have maintained our focus on operational efficiencies. We implemented several steps during the third and fourth quarters of 2009 to improve our fleet, which resulted in additional charges related to maintenance. While these expenses adversely impacted our fourth quarter net income, we anticipate that they will result in longer-term economic benefits that will be reflected in our future results."

Mr. Varouxakis continued, "FreeSeas continued to generate significant cash ($21.4 million from operations in 2009) and further strengthened its balance sheet. The demonstrated cash generating ability in these results underscore the operational efficiency of FreeSeas' model and our belief that the Company will benefit from the improving environment of the dry-bulk sector. Our overall strategy continues to be the expansion of our fleet through accretive vessel acquisitions, the development of beneficial relationships with top-quality charterers, and the maintenance of a strong financial position to support future growth."

Mr. Alexandros Mylonas, CFO, added, "2009 was a year of deleveraging for the Company with net debt decreasing from $154.4 million to $128.4 million while at the same time our fleet increased by 10% with the addition of one more vessel in July 2009, the market value of which has significantly increased since its acquisition. The additional vessel has lowered the fleet cash break-even rate and is generating positive cash flows for the Company."

Financial Highlights for the Fourth Quarter and Year End 2009

  Operating revenues for the 2009 fourth quarter were $14.5 million, as compared to $20.8 million reported the same period of the prior year. The Company's revenues for the fourth quarter of 2009 improved sequentially by $1.5 million as compared to the third quarter of 2009, with FreeSeas achieving its highest daily revenue for spot operated vessels in December 2009. Operating revenues for the year ended December 31, 2009 were $57.5 million, compared to $66.7 million in the prior year. The decrease for the fourth quarter and year was attributable to the weaker freight market, resulting from lower charter rates compared to 2008.

  Vessel operating expenses were $5.5 million for the 2009 fourth quarter, as compared to $4.2 million for the same period of the prior year. The Company's daily vessel operating expenses stood at $6,029 during the fourth quarter of 2009 compared to $5,043 in the prior year period. The 2009 fourth quarter results include additional maintenance upgrading on some of its vessels. The Company continues to efficiently manage its operating expenses while maintaining a high standard of maintenance for its vessels which is reflected in the higher utilization rate which increased from 91% in the fourth quarter of 2008 to 94% in the fourth quarter of 2009.

  Vessel operating expenses were $17.8 million for the year ended December 31, 2009, as compared to $16.4 million in the prior year. Daily vessel operating expenses were $5,218 for the year ended December 31, 2009, as compared to $6,084 for 2008. This decrease for the year was the result of close monitoring of vessel operating expenses and the more efficient operation of the Company's vessels, which is reflected in the higher utilization rate which increased from 91% in 2008 to 97% in 2009.

  For the fourth quarter of 2009, depreciation expense and amortization of deferred charges totaled $4.6 million, as compared to $4.6 million for the fourth quarter of 2008. For the year ended December 31, 2009, depreciation expense and amortization of deferred charges increased to $17.8 million, as compared to $14.1 million for 2008. The increase for the year was largely due to the increase of our fleet size, which was partly offset by the change in depreciation policy due to the increase of the vessels useful life from 27 to 28 years.

  Income from operations for the fourth quarter of 2009 was $1.0 million, as compared to the $8.5 million reported in the prior year period. As a result of the lower charter rates, additional vessel maintenance costs, and non-cash based compensation charges, the Company reported a net loss for the fourth quarter of 2009 of $363,000 or $0.01 diluted loss per share based on 31.2 million diluted weighted average number of shares outstanding, as compared to net income of $5.4 million, or $0.25 diluted earnings per share based on 21.2 million diluted weighted average number of shares outstanding, for the fourth quarter of 2008.

  Adjusted net income for the fourth quarter of 2009, excluding stock-based compensation expense, write-off of financing fees and unrealized swap gains was $89,000, or $0.00 per share, as compared to $6,362,000 or $0.30 per share for the fourth quarter of 2008. The decrease for the fourth quarter was attributable to the weaker freight market, resulting in lower charter rates compared to 2008.

  Income from operations for 2009 was $11.5 million compared to $26.6 million reported in the prior year period. Net income for year ended December 31, 2009 was $6.9 million, or $0.27 diluted earnings per share based on 25.5 million diluted weighted average number of shares outstanding, as compared to net income of $19.2 million, or $0.91 diluted earnings per share based on 21.1 million diluted weighted average number of shares outstanding, in the prior year.

  Adjusted net income for 2009, excluding stock-based compensation expense, write-off of financing fees and unrealized swap gains was $6.9 million or $0.27 per share, as compared to $21.0 million or $1.0 per share for 2008. The decrease for the year was attributable to the weaker freight market, resulting in lower charter rates compared to 2008.

  Adjusted EBITDA for the quarter ended December 31, 2009 was $5.7 million compared to $13.9 million in the prior year's quarter. Adjusted EBITDA for 2009 was $30.3 million as compared to $41.3 million in the prior year. The decrease is attributable to the weaker freight market, resulting in lower charter rates compared to 2008. A table reconciling adjusted EBITDA to net income can be found in footnote (1) to this release.

Balance Sheet and Debt Repayment Information

At December 31, 2009, FreeSeas' cash and cash equivalents was $6.3 million and stockholders' equity was $144.5 million, compared to $3.4 million and $120.9 million, respectively, at December 31, 2008. The following table outlines FreeSeas' annual debt repayment obligations for 2010 through 2016:

Year	Amount	Upcoming Obligations by Quarter
	(in 000s)		(in 000s)
2010	$15,400	Q1 2010**	$3,850
2011	$16,750	Q2 2010	$3,850
2012	$33,759*	Q3 2010	$3,850
2013	$14,350	Q4 2010	$3,850
2014	$14,350		$15,400
2015	$21,075
2016	$22,275
Total	$137,959

* Includes a balloon payment of $17.6 million, which FreeSeas intends to refinance
** FreeSeas has already paid $2.6 million in principal as of March 8, 2010

Fleet Employment Data

FreeSeas has entered into the following two new contracts for M/V Free Knight and M/V Free Maverick:

  The M/V Free Knight, a 1998-built, 24,111 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 30-40 days at a daily rate of $12,000
  The M/V Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has entered into a contract for a time charter trip of approximately 60-110 days at a daily rate of $15,000

The combined daily charter rate for these two charters represents an increase of $4,500 per day as compared to their prior combined daily charter rates.

Vessel Name	Type	Built	Dwt	Employment

M/V Free Destiny	Handysize	1982	25,240	60-65 day time charter trip at $8,250 per day through March 2010
M/V Free Envoy	Handysize	1984	26,318	40-50 day time charter trip at $17,250 or $17,500 per day through March 2010
M/V Free Goddess	Handysize	1995	22,051	40 day time charter trip at $12,000 per day through March 2010
M/V Free Hero	Handysize	1995	24,318	3-5 month time charter at $11,500 per day through February/ April 2010
M/V Free Impala	Handysize	1997	24,111	70-80 day time charter trip at $10,700 per day through April 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	30-40 day time charter trip at $12,000 per day through April 2010
M/V Free Lady	Handymax	2003	50,246	Balance of time charter at $51,150 per day through June 2010
M/V Free Maverick	Handysize	1998	23,994	60-110 day time charter trip at $15,000 per day through May/ June 2010
M/V Free Neptune	Handysize	1996	30,838	45-75 day time charter trip at $16,000 per day through March 2010

*The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of vessels.

Conference Call with Accompanying Slide Presentation

The Company will discuss these results in a conference call later this morning at 10:00 a.m. ET.

The dial-in numbers are:

            (866) 861-6730 (U.S.)

            (702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at http://www.freeseas.gr or interested parties can click on the following link: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=40945&c=FREE&mediakey=86C85467C5C15536E30C5DCD52F593F5&e=0. The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call. The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 30 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects,'' "intends,'' "plans,'' "believes,'' "anticipates,'' "hopes,'' "estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FREESEAS INC.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

EBITDA (1)	$5,746	$13,888	$30,337	$41,296
Fleet Data:
Average number of vessels (2)	10.00	9.00	9.35	7.36
Ownership days (3)	920	828	3,414	2,688
Available days (4)	908	799	3,373	2,605
Operating days (5)	866	752	3,294	2,441
Fleet utilization (6)	94.1%	90.8%	96.5%	90.8%
Average daily results:
Average TCE rate (7)	$15,320	$25,673	$16,105	$25,719
Vessel operating expenses (8)	6,029	5,043	5,218	6,084
Management fees (9)	611	870	549	727
General and administrative expenses(10)	1,906	1,420	1,262	1,451
Total vessel operating expenses (11)	$6,640	$5,913	$5,767	$6,811

(1) EBITDA reconciliation to net income:
Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, amortization of deferred revenue, back log asset, gain/(loss) on derivative instruments and stock based compensation expense. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Net income (loss)	$(363)	$5,366	$6,859	$19,192
Depreciation and amortization	4,551	4,639	17,748	14,137
Amortization of deferred revenue	(260)	98	(81)	(368)
Back log asset	--	680	907	899
Stock-based compensation expense	485	25	494	107
Gain/(loss) on derivative instruments	106	1,075	111	1,456
Interest and finance cost, net	1,229	2,005	4,299	5,873
Adjusted EBITDA	$5,748	$13,888	$30,337	$41,296

Adjusted net income reconciliation to net income:
Adjusted Net Income. We consider adjusted net income to represent net earnings before unrealized swap gains/losses, stock based compensation expense and write off of deferred financing fees. Adjusted Net Income is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted Net Income may not be comparable to that reported by other companies. Adjusted Net Income is included herein because it is an alternative measure of our liquidity performance and indebtedness.

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Net income (loss)	$(363)	$5,366	$6,859	$19,192
Stock-based compensation expense	485	25	494	107
Unrealized swap gains/losses	(144)	971	(560)	1,061
Write off of deferred financing fees	111	--	111	639
Adjusted Net Income	$89	$6,362	$6,904	$20,999

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3) Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(4) Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(5) Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(6) We calculate fleet utilization by dividing the number of our fleet's operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.
(7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Operating revenues	$14,533	$20,789	$57,533	$66,689
Voyage expenses and commissions	(1,266)	(1,483)	(4,483)	(3,910)
Net operating revenues	13,267	19,306	53,050	62,779
Operating days	866	752	3,294	2,441
Time charter equivalent daily rate	$15,320	$25,673	$16,105	$25,719

(8) Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Vessel operating expenses	$5,547	$4,176	$17,813	$16,354
Ownership days	920	828	3,414	2,688
Daily vessel operating expense	$6,029	$5,043	$5,218	$6,084

(9) Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.
(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

FREESEAS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended	For three months ended	For year ended	For year ended
	31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
OPERATING REVENUES	$14,533	$20,789	$57,533	$66,689

OPERATING EXPENSES:
Voyage expenses	(457)	(342)	(1,394)	(527)
Vessel operating expenses	(5,547)	(4,176)	(17,813)	(16,354)
Depreciation expense	(4,010)	(4,369)	(16,006)	(13,349)
Amortization of deferred charges	(541)	(270)	(1,742)	(788)
Management fees to a related party	(562)	(1,020)	(1,874)	(2,634)
Commissions	(809)	(1,141)	(3,089)	(3,383)
General and administrative expenses	(1,651)	(768)	(4,156)	(2,863)
Bad debt	--	(221)	--	(221)
Income (loss) from operations	$956	$8,482	$11,459	$26,570
OTHER INCOME (EXPENSE):
Interest and finance costs	$(1,229)	$(2,012)	$(4,323)	$(6,453)
Gain/(loss) on derivative instruments	(106)	(1,075)	(111)	(1,456)
Interest income	1	7	24	580
Other	15	(36)	(190)	(49)
Other income (expense)	$(1,319)	$(3,116)	$(4,600)	$(7,378)

Net income (loss)	$(363)	$5,366	$6,859	$19,192

Basic earnings (loss) per share	$(0.01)	$0.25	$0.27	$0.91
Diluted earnings (loss) per share	$(0.01)	$0.25	$0.27	$0.91
Basic weighted average number of shares	31,216,339	21,171,329	25,463,862	21,006,497
Diluted weighted average number of shares	31,216,339	21,171,329	25,463,862	21,051,963

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
(All amounts in tables in thousands of United States dollars, except for share data)

	December 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,341	$3,378
Restricted cash	1,750	1,095
Insurance claims	9,240	17,807
Due from related party	1,410	1,634
Inventories	601	579
Back log assets	--	907
Trade receivables, net	2,011	812
Prepayments and other	772	972
Total current assets	$22,125	$27,184

Fixed assets, net	270,701	275,405
Deferred charges, net	2,995	3,772
Restricted cash	1,500	1,500
Total non-current assets	$275,196	$280,677

Total assets	$297,321	$307,861

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Account payable	$10,746	$10,916
Accrued liabilities	1,310	11,347
Unearned revenue	416	1,320
Due to related party	18	12
Derivatives financial instruments at fair value - current portion	566	473
Deferred revenue - current portion	1,032	--
Bank loans - current portion	15,400	26,700
Total current liabilities	$29,488	$50,768

Derivatives financial instruments at fair value - net of current portion	684	1,337
Deferred revenue-net of current portion	138	1,251
Bank loans - net of current portion	122,559	133,650
Total long term liabilities	$123,381	$136,238

Commitments and Contingencies	--	--
SHAREHOLDERS' EQUITY:
Common stock	32	21
Additional paid-in capital	127,049	110,322
Retained earnings	17,371	10,512
Total shareholders' equity	144,452	120,855
Total Liabilities and Shareholders' Equity	$297,321	$307,861
CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr

          The Equity Group
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com